Exhibit 12



            THE QUAKER OATS COMPANY AND SUBSIDIARIES

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


(Dollars in Millions)                            Year Ended June 30
                                            1995          1994      1993
Earnings:
  Income Before Income Taxes
    and Cumulative Effect of
    Accounting Changes                 $ 1,359.9       $ 378.7   $ 467.6
  Add Fixed Charges, excluding
    amount capitalized                     132.4         109.9      80.3

    Earnings                           $ 1,492.3       $ 488.6   $ 547.9


Fixed Charges (including amount
  capitalized):
    Interest on Indebtedness           $   122.7       $ 100.2   $  68.9

    Portion of rents representative
      of the interest factor                11.7          11.0      11.4
  Fixed Charges                        $   134.4       $ 111.2   $  80.3

Ratio of Earnings to Fixed Charges (a)     11.10          4.39      6.82




(a) For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and cumulative effect of accounting changes plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the portion deemed representative of the interest factor) of rents.